                                   FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                          SEC File No.:  1-12850
                                                           CUSIP No.: 983888 108

                           NOTIFICATION OF LATE FILING

                 [X] Form 10-KSB  [ ] Form 11-K  [ ]Form 20-F
                         [] Form 10-QSB  [ ] Form N-SAR

For Period Ended: March 31, 2000
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant: XDOGS.COM, INC.

         Former Name if Applicable:  The Sled Dogs Company
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         Address of Principal Executive Office (Street and Number):
         527 MARQUETTE AVE. SOUTH, SUITE 2100
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         City, State and Zip Code:
         MINNEAPOLIS, MINNESOTA  55402

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PART II - RULES 12b-25(b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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         State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. As outlined in the accountants' letter, the accountants have not had the opportunity to finish their review of the Form 10-KSB prior to the due date. The Company expects to file the Form 10-KSB by the extension date.
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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification:

              Kent Rodriguez       (612)        359-9020
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              Name             (Area Code)  (Telephone Number)

         (2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).
                                                               [X] Yes    [ ] No

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [ ] No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         XDOGS.COM, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2000.

                                             XDOGS.COM, INC.

                                             By: /s/ Kent Rodriguez
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                                                     Kent Rodriguez
                                                     President

                                                                       EXHIBIT 1

June 29, 2000

Board of Directors
XDOGS.COM
Suite 2100
527 Marquette Avenue South
Minneapolis, MN 55402

Ladies and Gentlemen:

In connection with certain delays in obtaining information relating to options granted by the Company to non-employees and issuance of common stock by the Company for services rendered to employees, consultants, and others, the Company has been unable to determine the value of such options and common stock for the purpose of accounting for the expense related to the services rendered. Therefore, we have been unable to complete the audit of the March 31, 2000 financial statements. We are unable to express an opinion on the financial statements until the Company completes its analysis and we are able to complete the audit procedures related to the granting of options to non-employees and issuance of common stock for services rendered. We expect that we will be able to complete the audit upon resolution of the Company's accounting for these matters.



                                       /s/ McGladrey & Pullen, LLP
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                                       McGladrey & Pullen, LLP